SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
189

11019135

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-34084

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **M&I Financial Advisors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 East Kilbourn Avenue, Suite 200
(No. and street)

Milwaukee	**Wisconsin**	**53202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Crain, Jr., Senior Vice President **(414) 765-8195**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 East Wells Avenue	**Milwaukee**	**WI**	**53202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Crain Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&I Financial Advisors, Inc. as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

JOHN H. DARLAND
NOTARY PUBLIC
STATE OF WISCONSIN

Notary Public

Name William J. Crain Jr.
Title Senior Vice President

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
X	(m)	A Copy of the SIPC Supplemental Report (Filed Separately)
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditor's Supplemental Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M&I Financial Advisors, Inc.

(SEC I.D. 8-34084)

Financial Statements as of and for the Year Ended December 31, 2010 Supplemental Schedules as of and for the Year Ended December 31, 2010 and, Independent Auditors' Report, and Supplemental Report on Internal Control

Deloitte.

Deloitte & Touche LLP
Suite 1400
555 East Wells Street
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
M&I Financial Advisors, Inc.
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of M&I Financial Advisors, Inc. (the "Corporation"), a wholly owned subsidiary of Marshall & Ilsley Corporation, as of December 31, 2010, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Corporation at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Corporation's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2011

M&I FINANCIAL ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

CASH AND CASH EQUIVALENTS	$ 9,647,343
SECURITIES OWNED — At fair value	6,982,143
RECEIVABLE FOR INVESTMENT SECURITIES SOLD	5,206,682
OTHER RECEIVABLES	2,651,471
PREPAID EXPENSES	385,523
CAPITALIZED INTERNAL USE SOFTWARE	614,031
EQUIPMENT	121,561
DEFERRED TAX ASSET	1,769,349
GOODWILL	114,944
TOTAL	$27,493,047

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 4,278,293
Accounts payable to affiliates	609,508
Notes payable — affiliate	4,896,586
Total liabilities	9,784,387
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value — issued and outstanding, 2,500 shares	2,500
Additional paid-in capital	7,667,669
Accumulated other comprehensive loss	(95,696)
Retained earnings	10,134,187
Total stockholder's equity	17,708,660
TOTAL	$27,493,047

See notes to financial statements.

M&I FINANCIAL ADVISORS, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUE:	
Sale of investment company shares	$ 13,926,686
Annuity commissions	6,951,203
Managed money fee income	9,995,033
Securities commissions	2,021,052
Insurance commissions	2,013,378
Net trading gains	1,933,280
Intercompany service fees	488,311
Interest	273,600
Other	1,277,831
Total revenue	38,880,374
EXPENSES:	
Salaries and benefits	21,571,209
Referral charges	6,983,911
Intercompany service charges	1,900,750
Occupancy and equipment	742,768
Clearance	580,605
Communications	145,896
Other	3,871,300
Total expenses	35,796,439
INCOME BEFORE PROVISION FOR TAXES	3,083,935
PROVISION FOR TAXES	1,043,911
NET INCOME	$ 2,040,024

See notes to financial statements.

M&I FINANCIAL ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss)	Retained Earnings	Total
BALANCE — January 1, 2010	$ 2,500	$ 7,435,872	$ (107,317)	$ 8,094,163	$ 15,425,218
Net income	-	-	-	2,040,024	2,040,024
Share-based compensation	-	231,797	-	-	231,797
Unrealized loss on funded status of defined benefit postretirement plan	-	-	11,621	-	11,621
BALANCE — December 31, 2010	$ 2,500	$ 7,667,669	$ (95,696)	$ 10,134,187	$ 17,708,660

See notes to financial statements.

M&I FINANCIAL ADVISORS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

OPERATING ACTIVITIES:	
Net income	$ 2,040,024
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation and amortization	296,139
Deferred taxes	(678,822)
Share-based compensation expense	231,796
Funded status of accumulated postretirement benefit obligation	11,621
Changes in assets and liabilities:	
Securities owned	5,763,531
Receivable for investment securities sold	(2,794,157)
Other receivables and other assets	(621,352)
Accounts payable for securities purchased	(1,568,841)
Other accounts payable and accrued expenses	2,507,894
Net cash provided by operating activities	5,187,833
INVESTING ACTIVITIES:	
Additions to capitalized internal use software	(231,339)
Purchase of equipment	(52,381)
Net cash used in investing activities	(283,720)
FINANCING ACTIVITY — Net decrease in notes payable — affiliates	(3,496,634)
Net cash used in financing activities	(3,496,634)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,407,480
CASH AND CASH EQUIVALENTS:	
Beginning of year	8,239,863
End of year	$ 9,647,343
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:	
Interest paid during year	$ 166,658
Income taxes paid during year	$ 1,159,183

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — M&I Financial Advisors, Inc. (the "Corporation") is a wholly owned subsidiary of Marshall & Ilsley Corporation (M&I). The Corporation is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulation Authority, Inc.

The Corporation offers and sells mutual funds, variable annuities, and unit investment trusts for its customers, which are cleared on a direct and fully disclosed basis. The Corporation acts as an introducing brokerage firm in the offer and sale of equity and debt securities, which are cleared on a fully disclosed basis. The Corporation also offers and sells life and long-term care insurance products.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash equivalents include investments in money market mutual funds. As of December 31, 2010, $7,246,653 of the total cash and cash equivalents balance was invested in the Federated Money Market Mutual Fund, which represents a concentration of credit risk. As of December 31, 2010, $2,400,689 was invested in M&I demand deposit accounts.

Securities Transactions — The Corporation buys and sells as agent for its customers on a fully disclosed basis. Securities transactions and the related commission revenues are recorded on a settlement-date basis, which is not materially different from a trade-date basis. Securities owned by the Corporation are carried at fair value and the resulting realized and unrealized gains and losses are included in trading gains on the statement of income.

Fair Value Measurement — The Corporation has adopted the *Fair Value Measurements and Disclosures* topic of the FASB Accounting Standards Codification (the "Codification"). The guidance clarifies the definition of fair value for financial reporting purposes, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurement. The three levels of the fair value hierarchy under the guidance are described below:

Level 1 — quoted prices in active markets for identical securities

Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 — significant unobservable inputs (including the Corporation's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

As of December 31, 2010, the Corporation's securities owned measured at fair value consisted of the following:

	Level 1	Level 2	Level 3
Money Market Mutual Fund	$ 7,246,653	$ -	$ -
U.S. government securities	-	5,101,950	-
Taxable corporate bonds	-	1,880,193	-
Total	$ 7,246,653	$ 6,982,143	$ -

When available, the Corporation uses quoted market prices to determine the fair value of trading investment securities. For the Corporation's investments in government agencies, mortgaged backed securities and obligations of states and political subdivisions where quoted prices are not available for identical securities in an active market, the Corporation determines fair value utilizing vendors who apply matrix pricing for similar bonds where no price is observable or may compile prices from various sources. These models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market, and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Fair value from these models is verified, where possible, to quoted prices for recent trading activity of assets with similar characteristics to the security being valued.

Equipment — Equipment is recorded at cost and depreciated on the straight-line method over periods ranging from three to ten years. Maintenance and repairs are charged to expense as incurred. Depreciation expense for equipment was $138,109 in 2010 and accumulated depreciation at December 31, 2010, was $470,122.

Capitalized Internal Use Software — The Corporation capitalizes costs for software that will be used solely for its operations following the criteria of Accounting Standards Codification 350-40-15, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Accordingly, the costs of this internal use software are capitalized beginning at the software application development phase. Capitalized internal use software costs are amortized using the straight-line method over a 60-month period. Amortization expense for the capitalized internal software was $158,030 in 2010 and accumulated amortization at December 31, 2010, was $1,568,266.

Goodwill — Goodwill is not amortized but is evaluated at least annually for impairment or more frequently should events occur that would indicate impairment has occurred. The Corporation performed its annual test for impairment as of June 30, 2010. The Corporation has concluded that there continues to be no impairment with respect to goodwill. As of December 31, 2010, the goodwill balance was $114,944.

Income Taxes — The Corporation is included in the consolidated income tax returns of M&I. M&I charges or credits the Corporation for its share of its consolidated income tax liability attributable to the Corporation's taxable income or loss as if the Corporation filed a separate income tax return. Deferred income taxes are accounted for using the "asset and liability" method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax bases of existing assets and liabilities are expected to be realized.

The Corporation had adopted the Income Tax topic of the Codification concerning uncertainty in income taxes. This guidance addresses the accounting for uncertainty in income taxes and establishes for all entities a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction). The Corporation recognizes tax benefits only if it is more likely than not that a tax position (including the Corporation's assertion that its income is exempt from tax) will be sustained upon examination. The Corporation had no material uncertain tax positions and has not recorded a liability for unrecognized tax benefits as of December 31, 2010.

Share-Based Compensation — Corporation employees participate in the executive stock option and restricted stock plans of M&I, which provide for the grant of nonqualified and incentive stock options and rights to purchase restricted shares to key employees and directors. Corporation employees also participate in the qualified Employee Stock Purchase Plan (ESPP) of M&I. The amounts presented herein are the allocated costs related to options held by Corporation employees.

2. TRANSACTIONS WITH RELATED PARTIES

The Corporation has management and services agreements that govern certain related-party arrangements with M&I affiliates, whereby the Corporation receives revenue from commissions on sales of mutual fund and trust assets and other fees charged to M&I affiliates for ancillary services. In addition, the Corporation pays a referral commission to M&I affiliates on products sold through the affiliates on behalf of the Corporation. Also, M&I and M&I affiliates charge the Corporation for occupancy and other ancillary services. In 2010, the Corporation recorded the following transactions with M&I and M&I affiliates. These transactions may not be reflective of those that would have been incurred between unrelated parties.

	Revenue (Expense)
Managed money fee income	$ 9,995,033
Sale of investment company shares	870,924
Securities commissions	300,265
Intercompany service fees:	
Nonbank service fees	368,311
Mutual fund distribution management fee income	120,000
Salaries and benefits	(179,857)
Referral charges	(6,983,911)
Occupancy and equipment	(419,770)
Intercompany service charges:	
Management services fees	(1,218,574)
Bank service charges	(682,177)
Other expense:	
Share-based compensation	(231,797)
Interest expense on notes payable	(150,754)

Related to the Corporation's participation in the executive stock option plan, restricted stock plan, and ESPP of M&I, the Corporation is allocated its share of share-based compensation expense, which was $231,797 in 2010. That cost is measured based on the fair value of the equity or liability instruments issued.

The Corporation leases office space from M&I and paid $419,770 to M&I in 2010, related to the lease. The lease is a 12-month lease with annual renewal options.

The Corporation maintains a $25 million line of credit with an M&I affiliate for the purpose of supporting the securities trading activities. The outstanding balance is classified on the statement of financial condition as notes payable — affiliate and was $4,896,586 as of December 31, 2010. During 2010, the Corporation paid $150,754 in interest on the note.

3. NET CAPITAL AND OTHER REQUIREMENTS

As a registered broker-dealer, the Corporation is subject to the requirements of Rule 15c3-1 (the "net capital" rule) of the Securities and Exchange Commission, which requires aggregate indebtedness to net capital, as defined, not to exceed 15.0 to 1.0. As of December 31, 2010, the Corporation's ratio of aggregate indebtedness to net capital was 0.44 to 1.0, and net capital, as defined, was $11,000,907, which was in excess of the required net capital of $250,000.

The Corporation is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission, the customer protection rule, under subparagraph (k)(2)(ii).

4. INCOME TAXES

The Corporation files income tax returns in the United States (as part of the M&I consolidated return) and various state jurisdictions. With limited exceptions, the Corporation is no longer subject to examinations by federal taxing authorities for taxable years before 2009 and state taxing authorities for taxable years before 2005.

The Corporation does not anticipate that within 12 months of December 31, 2010, the total amount of unrecognized tax benefits will significantly increase or decrease due to any separate tax position.

The Corporation recognizes accrued interest related to unrecognized tax benefits and penalties as income tax expense.

As of December 31, 2010, there were no unrecognized tax benefits.

The current and deferred portions of the provision for income taxes for the year ended December 31, 2010, is as follows:

Current:	
Federal	$ 1,800,275
State	(77,542)
	1,722,733
Deferred:	
Federal	(659,966)
State	(18,856)
	(678,822)
Total provision for taxes	$ 1,043,911

The difference between the Corporation's effective income tax rate and the statutory federal income tax rate of 35% is attributable primarily to state income taxes, net of federal benefit.

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and liabilities as of December 31, 2010, are as follows:

Deferred tax assets:	
Accrued postretirement benefits	$ 69,652
Deferred compensation	337,617
Stock option and ESPP compensation	620,918
Pension	183,946
Accumulated other comprehensive income	81,618
Other	708,767
Total deferred tax assets	2,002,518
Deferred tax liabilities:	
Capitalized software	233,019
Other	150
Total deferred tax liabilities	233,169
Net deferred tax asset	$ 1,769,349

The Corporation has not provided a valuation allowance related to the deferred tax assets as of December 31, 2010, as it is more likely than not that the benefits will be realized in future years.

5. EMPLOYEE SHARE-BASED PAYMENTS

M&I has equity incentive plans, which provide for the grant of nonqualified and incentive stock options, stock appreciation rights, rights to purchase shares of restricted stock, and the award of restricted stock units to key employees and directors of M&I at prices ranging from zero to the market value of the shares at the date of grant. The equity incentive plans generally provide for the grant of options to purchase shares of M&I's common stock for a period of ten years from the date of grant. Stock options granted generally become exercisable over a period of three years from the date of grant. However, stock options granted to directors of M&I vest immediately and certain stock options provide accelerated or immediate vesting for grants to individuals who meet certain age and years of service criteria at the date of grant. Restrictions on stock or units issued pursuant to the equity incentive plans generally lapse within a three to seven year period.

M&I also has a qualified ESPP that gives employees who elect to participate in the plan the right to acquire shares of M&I's common stock at the purchase price, which is 85% of the fair market value of M&I's common stock on the last day of each three-month period within the one-year offering period that extends from July 1 to June 30. Under the current plan, 950,237 shares were purchased for the year ended December 31, 2010. Employee contributions under the ESPP are made ratably during the plan period. Employees may withdraw from the plan prior to the end of the one-year offering period.

Under the fair value method of accounting, compensation cost is measured at the grant date based on the fair value of the award using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends, and the risk-free interest rate over the expected life of the option. The resulting compensation cost for stock options that vest is recognized over the service period, which is usually the vesting period.

Activity relating to nonqualified and incentive stock options was as follows:

	Number of Shares	Option Price Per Share	Weighted-Average Exercise Price
Shares under option — December 31, 2009	389,313	$5.21–$35.98	$ 23.34
Options granted	-	-	-
Options lapsed or surrendered	(46,389)	5.21–35.98	18.69
Options exercised	-	-	-
Options transferred	(38,158)	5.21–35.80	19.91
Shares under option — December 31, 2010	304,766	$5.21–$35.98	$ 24.47

In 2010, the Corporation did not have any of their employees receive nonqualified or incentive stock option grants. Therefore, there are no corresponding grant date fair value assumptions for pricing stock options granted in 2010.

In 2010, the Corporation, did not have any of their employees exercise their outstanding nonqualified or incentive stock options. Therefore, the total intrinsic value of stock options exercised is $0 in 2010.

There was approximately $121,792 of total unrecognized compensation expense related to unvested, nonqualified, and incentive stock options at December 31, 2010. The total unrecognized compensation expense will be recognized over a weighted-average period of 1.20 years. For awards with graded vesting, compensation expense was recognized using an accelerated method prior to the adoption of the *Compensation — Stock Compensation* topic of the Codification, and is recognized on a straight-line basis for awards granted after the effective date.

For the year ended December 31, 2010, the expense for nonqualified and incentive stock options that is included in salaries and benefits expense in the statement of income amounted to $181,868. This amount is considered noncash expense for the statement of cash flow purposes.

The compensation cost per share for the ESPP was $1.17 for the plan year ended December 31, 2010. Employee contributions under the ESPP are made ratably during the plan period. Employees may withdraw from the plan prior to the end of the one-year offering period. The total shares to be purchased are estimated at the beginning of the plan period based on total expected contributions for the plan period and 85% of the market price at that date. For the year ended December 31, 2010, the total expense for the ESPP that is included in salaries and benefits expense in the statement of income amounted to $49,929. This amount is considered noncash expense for the statement of cash flow purposes.

6. EMPLOYEE RETIREMENT AND HEALTH PLANS

M&I has a defined contribution plan that consists of a retirement component and an incentive savings component in which the Corporation is a participant and that covers substantially all of the Corporation's employees. The retirement component provides for a guaranteed contribution to eligible participants equal to 2% of compensation. At M&I's option, an additional profit-sharing amount may also be contributed to the retirement component and may vary from year to year up to a maximum of 6% of eligible compensation. Under the incentive savings component, employee contributions up to a maximum of 6% of eligible compensation are matched up to 50% by M&I based on M&I's return on equity as defined by the plan. Total expense of the Corporation relating to these plans was $1,350,639 in 2010.

The Corporation is a member of the M&I health benefit plan. The consolidated M&I accumulated postretirement benefit obligation as of December 31, 2010, totaled $64,567,160. The 2010 net periodic postretirement benefit expense was $31,305, representing the Corporation's portion of the overall M&I consolidated 2010 postretirement expense of $289,909. The overall consolidated M&I fair value of health benefit plan assets at December 31, 2010, is $40,055,534. The overall consolidated M&I unfunded status of the health benefit plan as of December 31, 2010, is $24,511,626. The amount recorded in accumulated other comprehensive income of $11,621 represents the Corporation's share of the net actuarial loss and prior-service cost related to the health plan.

The postretirement benefit obligation and annual expense is allocated to the Corporation based upon the average claim experience for the consolidated M&I health plan and the demographics of the subsidiaries' employees and retirees. The assumed health care cost trend for 2011 is 7.5% for pre-age 65 and post-age 65 retirees. The rate was assumed to decrease gradually to 5.0% for pre-age 65 and for post-age 65 retirees in 2016 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point would increase the December 31, 2010, consolidated M&I accumulated obligation by approximately $6,110,000, and the 2010 consolidated M&I postretirement expense by $442,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation in 2010 is 4.85%.

7. COMMITMENTS AND CONTINGENCIES

The Corporation has provided a guarantee to its clearing broker. Under the agreement, the Corporation has agreed to indemnify the clearing broker for customers introduced by the Corporation that are unable to satisfy the terms of their contracts. The Corporation's liability under these arrangements is not quantifiable. However, management believes the potential for the Corporation to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the statement of financial condition for these contingent liabilities.

As a broker-dealer, the Corporation is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional, and individual investors. A significant portion of the Corporation's transactions are on a principal basis and are subject to the risk of counterparty nonperformance. The Corporation's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Corporation. The Corporation's liability under these arrangements is not quantifiable. However, the potential for the Corporation to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Corporation believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

8. SUBSEQUENT EVENTS

In preparing these financial statements, the Corporation has evaluated events and transactions for potential recognition or disclosure resulting from subsequent events through February 24, 2011, the date the financial statements were issued.

On December 17, 2010, M&I and Bank of Montreal (BMO) announced that they had entered into a definitive agreement under which BMO will acquire all outstanding shares of common stock of M&I in a stock-for-stock transaction. The transaction, which has been approved by M&I's Board of Directors and the Board of Directors of BMO, is expected to close prior to July 31, 2011, subject to customary closing conditions, including regulatory approvals and approval by M&I's shareholders.

* * * * * *

SUPPLEMENTAL SCHEDULES

M&I FINANCIAL ADVISORS, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 AS OF DECEMBER 31, 2010

TOTAL STOCKHOLDER'S EQUITY	$ 17,708,660
NONALLOWABLE ASSETS:	
Trailer fees receivable	784,347
Receivables from affiliates	1,202,719
Equipment — net	121,561
Deferred tax asset	1,769,349
Capitalized internal use software	614,031
Other nonallowable assets	1,480,017
	5,972,024
NET CAPITAL BEFORE SECURITIES HAIRCUTS	11,736,636
HAIRCUTS ON SECURITIES	735,729
NET CAPITAL	$ 11,000,907
MINIMUM NET CAPITAL REQUIRED (6 2/3% OF AGGREGATE INDEBTEDNESS)	$ 319,358
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 250,000
NET CAPITAL REQUIREMENT	$ 319,358
EXCESS NET CAPITAL	$ 10,681,549
EXCESS NET CAPITAL AT 1000%	$ 10,521,870
TOTAL AGGREGATE INDEBTEDNESS	$ 4,790,373
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	44 %

The amount of net capital in this Schedule g is in agreement in all material respects with the unaudited Focus Report, Part IIA FORM X-17A-5, filed by the Corporation on January 18, 2011.

M&I FINANCIAL ADVISORS, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
AS OF DECEMBER 31, 2010

The Corporation is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission under the provision of subparagraph (k)(2)(ii). All customer transactions are cleared through Pershing LLC, division of The Bank of New York Mellon Corporation.

Deloitte.

Deloitte & Touche LLP
Suite 1400
555 East Wells Street
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

February 24, 2011

To the Board of Directors of
M&I Financial Advisors, Inc.:

In planning and performing our audit of the financial statements of M&I Financial Advisors, Inc. (the "Corporation"), a wholly owned subsidiary of Marshall & Ilsley Corporation, as of and for the year ended December 31, 2010 (on which we issued our report dated February 24, 2011, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Corporation's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Suite 1400
555 East Wells Street
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
M&I Financial Advisors, Inc.
Milwaukee, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by M&I Financial Advisors, Inc. (the "Corporation") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Corporation's compliance with the applicable instructions of the Form SIPC-7. The Corporation's management is responsible for the Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks made payable to SIPC noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 24, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034084 FINRA DEC
M & I FINANCIAL ADVISORS INC 17*17
111 E KILBOURN AVE STE 200
MILWAUKEE WI 53202-6672

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William J. Crain, Jr. 414-765-8195

2. A. General Assessment (item 2e from page 2) $13,195

B. Less payment made with SIPC-6 filed (exclude interest) (7,673)

July 14, 2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,522

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,522

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $5,522

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M&I Financial Advisors, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 24th day of February, 2011.

Senior Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 38,880,374
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		32,407,712
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		580,605
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		(40,912)
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Intercompany Service Fees		488,311
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 166,658	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		166,658
Total deductions		33,602,374
2d. SIPC Net Operating Revenues		$ 5,278,000
2e. General Assessment @ .0025		$ 13,195

(to page 1, line 2.A.)